SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 6)

Occam Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67457P309
(CUSIP Number)

Michael P. Maher
c/o U.S. Venture Partners
2735 Sand Hill Road
Menlo Park, CA  94025
(650) 854-9080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Boulevard, Redwood City, CA  94063
(650) 321-2400

November 25, 2009 and December 1, 2009
(Date of Event Which Requires Filing of This Statement)

CUSIP NO. 67457P101	13 D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Venture Partners V, L.P. (“USVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP V International, L.P. (“V Int’l”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP V Entrepreneur Partners, L.P. (“EP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 2180 Associates Fund V, L.P. (“2180 V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Presidio Management Group V, L.L.C. (“PMG V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON* 00

CUSIP NO. 67457P101	13 D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Venture Partners VII, L.P. (“USVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
2,986,463 shares, except that Presidio Management Group VII, L.L.C. (“PMG VII”), the general partner of USVP VII, may be deemed to have sole voting power with respect to such shares, and Federman, Winston S. Fu (“Fu”), Krausz , David Liddle (“Liddle”), Root and Young, the managing members of PMG VII, may be deemed to have a shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
2,986,463 shares, except PMG VII, the general partner of USVP VII, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have a shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,986,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP Entrepreneur Partners VII-A, L.P. (“EP VII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
31,107 shares, except that PMG VII, the general partner of EP VII-A, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
31,107 shares, except that PMG VII, the general partner of EP VII-A, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) USVP Entrepreneur Partners VII-B, L.P. (“EP VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
31,107 shares, except that PMG VII, the general partner of EP VII-B, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
31,107 shares, except that PMG VII, the general partner of EP VII-B, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 2180 Associates Fund VII, L.P. (“2180 VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
62,216 shares, except that PMG VII, the general partner of 2180 VII, may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
62,216 shares, except that PMG VII, the general partner of 2180 VII, may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 67457P101	13 D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Presidio Management Group VII, L.L.C. (“PMG VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
3,110,893 shares (directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII and may be deemed to have sole voting power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
3,110,893shares (directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII and may be deemed to have sole dispositive power with respect to such shares, and Federman, Fu, Krausz, Liddle, Root and Young, the managing members of PMG VII, may be deemed to have shared dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2%
14	TYPE OF REPORTING PERSON* 00

CUSIP NO. 67457P101	13 D	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irwin Federman (“Federman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,237 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).   Federman is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 4,237 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).   Federman is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Winston S. Fu (“Fu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Fu is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 19 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Fu is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 14 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Krausz (“Krausz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,354 shares issuable upon exercise of options and vesting of Restricted Shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Krausz is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 63,354 shares issuable upon exercise of options and vesting of Restricted Shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Krausz is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,174,247
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 15 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Liddle (“Liddle”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Liddle is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Liddle is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 16 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan D. Root (“Root”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,481 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Root is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 4,481 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Root is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 67457P101	13 D	Page 17 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Philip M. Young (“Young”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8
SHARED VOTING POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Young is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared voting power with respect to such shares.

	9	SOLE DISPOSITIVE POWER 0 shares.
10
SHARED DISPOSITIVE POWER
3,110,893 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII).  Young is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2%
14	TYPE OF REPORTING PERSON* IN

Page 18 of 24 Pages

This Amendment No. 6 is filed to amend Amendment No. 5 to the Report on Schedule 13D filed by Reporting Persons with respect to the sale of Common Stock of the Company  and the distribution of Common Stock of the Company to the various partners of certain of the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Common Stock") of Occam Networks, Inc. (the "Company"). The Company's principal executive offices are located at 6868 Cortona Drive, Santa Barbara, CA 93117.

ITEM 2	IDENTITY AND BACKGROUND.

(a)           This statement is filed by U.S. Venture Partners V, L.P. (“USVP V”), USVP V International, L.P. (“V Int’l”), USVP V Entrepreneur Partners, L.P. (“EP V”), 2180 Associates Fund V, L.P. (“2180 V”), Presidio Management Group V, L.L.C. (“PMG V”), U.S. Venture Partners VII, L.P. (“USVP VII”), USVP Entrepreneur Partners VII-A (“EP VII-A”), USVP Entrepreneur Partners VII-B (“EP VII-B”), 2180 Associates Fund VII, L.P. (“2180 VII”), Presidio Management Group VII, L.L.C. (“PMG VII”), Irwin Federman (“Federman”), Winston S. Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”) and Philip M. Young (“Young”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG V is the general partner of USVP V, V Int’l, EP V and 2180 V, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP V, V Int’l, EP V and 2180 V.  Federman, Krausz, Root and Young are the managing members of PMG V, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by USVP V, V Int’l, EP V and 2180 V.

PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII.  Federman, Fu, Krausz, Liddle, Root and Young are the managing members of PMG VII, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII.

(b)           The address of the principal business office for each of the Reporting Persons is U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, CA  94025.

(c)           The principal occupation of each individual who is a Reporting Persons is venture capitalist.  The primary business of USVP V, V Int’l, EP V and 2180 V is to make investments in private and public companies, and the primary business of PMG V is to serve as the general partner of the foregoing.   The primary business of USVP VII, EP VII-A, EP VII-B and 2180 VII is to make investments in private and pubic companies; the primary business of PMG VII is to serve as the general partner of the foregoing.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)            During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           USVP V, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII are Delaware Limited Partnerships, V Int’l is a Cayman Islands Limited Partnership, PMG V and PMG VII are Delaware Limited Liability Companies, and Federman, Fu, Krausz, Liddle, Root and Young are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration. Not applicable.

ITEM 4.
Purpose of Transaction.  Those Reporting Persons that are limited partnerships distributed Common Stock of the Company to their respective partners or sold Common Stock of the Company in the ordinary course of their investment business.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock of the Issuer and/or retain and/or sell all or a portion of the shares of such Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute such Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Steven Krausz is Chairman of the Board of Directors of the Issuer.

ITEM 5.               Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 for each Reporting Person.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

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(c)	The following transactions in the Issuer’s Common Stock were made by Reporting Persons since the most recent filing of Schedule 13D:

On November 18, 2009, Krausz received a grant of 12,345 restricted shares from the Company.

On November 25, 2009 and December 1, 2009, those Reporting Persons that are limited partnerships distributed an aggregate of 354,119 shares of Common Stock of the Company to their respective partners and sold 7,965 of Common Stock of the Company, respectively.

On November 30, 2009, each of Federman and Young sold 14,824 shares that were previously received in the November 25, 2009 distribution.

On December 1, 2009, USVP EP V sold 7,965 shares.

On December 4, 2009, Liddle sold 2,600 shares that were previously received in a 2007 distribution.

(d)
Under certain circumstances set forth in the limited partnership and limited liability company agreements of USVP V, V Int’l, EP V, 2180 V, PMG V, USVP VII, EP VII-A, EP VII-B, 2180 VII, PMG VII, the general partners, limited partners and managing members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

(e)
In connection with the transactions reported hereunder, each of USVP V, V Int’l, EP V, 2180 V and PMG V shall cease to be joint filers reporting beneficial ownership of more than five percent of a class of securities of the Company.

ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.  Under certain circumstances set forth in the limited partnership and limited liability company agreements of USVP V, V Int’l, EP V, 2180 V, PMG V, USVP VII, EP VII-A, EP VII-B, 2180 VII, PMG VII, the general partners, limited partners and managing members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

ITEM 7.
MATERIALS TO BE FILED AS EXHIBITS.  Exhibit A: Agreement of Joint Filing (Incorporated by reference to Original 13D Filing); Exhibit B: Reference to Michael P. Maher as Attorney-In-Fact (incorporated by reference to Original 13D Filing)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2009

U.S. Venture Partners V, L.P.	/s/ Michael Maher
By Presidio Management Group V, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP V International, L.P.	/s/ Michael Maher
By Presidio Management Group V, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP V Entrepreneur Partners, L.P.	/s/ Michael Maher
By Presidio Management Group V, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund V, L.P.	/s/ Michael Maher
By Presidio Management Group V, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

Presidio Management Group V, L.L.C.	/s/ Michael Maher
A Delaware Limited Liability Company	Signature

Michael Maher
Chief Financial Officer/Attorney-In-Fact

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U.S. Venture Partners VII, L.P.	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-A	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-B	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund VII, L.P.	/s/ Michael Maher
By Presidio Management Group VII, L.L.C.	Signature
Its General Partner
Michael Maher
Chief Financial Officer/Attorney-In-Fact

Presidio Management Group VII, L.L.C.	/s/ Michael Maher
A Delaware Limited Liability Company	Signature

Michael Maher
Chief Financial Officer/Attorney-In-Fact

Irwin Federman	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Winston S. Fu	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

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Steven M. Krausz	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

David Liddle	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Jonathan D. Root	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

Philip M. Young	/s/ Michael Maher
Michael Maher
Attorney-In-Fact

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EXHIBIT INDEX

Exhibit

Exhibit A: Incorporated by Reference to Original 13D Filing

Exhibit B: Incorporated by Reference to Original 13D Filing